SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

FORM 6-K

____________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 2004

Commission File Number: 00112570

CE FRANKLIN LTD.

(Translation of Registrant's Name into English)

Suite 1900, 300 5th Avenue S.W.

Calgary, Alberta, Canada T2P 3C4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___

    Form 40-F _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  May 6, 2004

CE FRANKLIN LTD.

By:            "SIGNED"

Name:        Denise Jones

Title:           Controller

Management's Discussion and Analysis as at April 22, 2004

(All amounts shown in Canadian dollars unless otherwise specified.)

FORWARD LOOKING STATEMENTS

Certain of the statements set forth in this MD&A such as statements regarding planned activity and revenue levels, capital expenditures and the availability of capital resources to fund capital expenditures and working capital, are forward looking statements within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. Although the Company believes that its statements are based on reasonable assumptions, it can give no assurance that expected results will be achieved. There are numerous risks and uncertainties that can affect the outcome and timing of such events, including many factors beyond the control of the Company. These factors include, but are not limited to, economic conditions, seasonality of drilling activity, the loss of a major supplier of tubular goods, commodity prices for oil and gas, currency fluctuations and government regulations (see Risks and Uncertainties). Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the Company's actual results and plans for 2004 and beyond could differ materially from those expressed in the forward looking statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following "Management's Discussion and Analysis" is as of April 22, 2004 and is provided to assist readers in understanding CE Franklin Ltd.'s ("CE Franklin" or the "Company") financial performance during the periods presented and significant trends that may impact future performance of the Company. This discussion should be read in conjunction with the Financial Statements of the Company and the related notes thereto and should be read in conjunction with the Management's Discussion and Analysis included in the Company's December 31, 2003 Annual Report and Consolidated Financial Statements and notes thereto.

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Selected Financial Information	Three Months ended March 31
	2004	2003
	(in thousands of Canadian dollars except per share data)

Statements of Operations

Sales	89,032	61,798
Gross Profit	14,687	9,686
Gross Profit - %	0.2%	0.2%

Other expenses (income)
Selling, general and administrative	10,604	8,454
Amortization	1,044	1,010
Interest	341	225
Other	(65)	(134)
	11,924	9,555

Income before income taxes	2,763	131
Income tax expense	1,176	134
Income (loss) from continuing operations	1,587	(3)
Net income (loss)	1,560	(62)

Net income (loss) per share - continuing operations
Basic and diluted	$0.09	$0.00

Net income (loss) per share
Basic and diluted	$0.09	$0.00

Balance Sheets	March 31, 2004	December 31, 2003
Current assets	115,664	100,591
Total assets	131,284	117,632
Current liabilities	80,740	68,445
Long-term financial liabilities	101	146
Shareholders' equity	49,252	47,628

Significant events in the quarter

On March 31, 2004 the Company sold its 50% interest in Brittania Industries Inc. to its joint venture partner for cash proceeds of $961,000.  No gain or loss on disposition resulted from the transaction.  The proceeds were used to reduce the Company's bank operating loan.

Overview

The level of exploration and production activity in the western Canadian sedimentary basin including the oilsands areas largely drives the performance of the Company.  Drilling activity levels and capital project spending in the oilsands areas are primarily influenced by worldwide energy prices, but may also be affected by expectations related to the worldwide supply of and demand for oil and natural gas, finding and development costs, political uncertainties and environmental concerns (see Risks and Uncertainties for a detailed explanation of items which could have an effect on the Company's results from operations and cash flows).

The first quarter of 2004 showed improvement in profitability.  Net income from continuing operations for the quarter was $1.6 million or $0.09 per share (diluted) as compared to a loss of $3,000 or $0.00 per share (diluted) for the first quarter 2003.

The improvement in earnings was due to strong market activity and an improved value offering to the marketplace, coupled with solid gross profit margin improvement.

Total capitalization (financed debt plus equity) as at March 31, 2004 was comprised of debt of 36.0% versus 33.4% as at December 31, 2003 and equity of 64.0% versus 66.6% as at December 31, 2003.

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Results of Operations - For the Three Months Ended March 31, 2004

The price of oil and gas as at March 31, 2004 was U.S. $35.76 (West Texas Intermediate) and Cdn. $6.02 (AECO spot) respectively. This compares to U.S. $31.04 for oil and Cdn. $5.95 for gas as at March 31, 2003.

The strong commodity prices resulted in positive market economics for Exploration and Production ("E&P") company capital spending on exploration and production activities.  The Company's profitability and liquidity is dependant upon the level of capital spending by E&P companies in the western Canadian sedimentary basin.  The average rig count increased 5.3% to 532 rigs for the quarter ended March 31, 2004 as compared to 505 rigs for the quarter ended March 31, 2003.

Sales

Sales for the quarter ended March 31, 2004 increased 44.1% to $89.0 million from $61.8 million for the quarter ended March 31, 2003.  The increase in sales was due to strong activity levels and an improved value offering to the marketplace by the Company.

Gross Profit

Gross profit increased 51.6% to $14.7 million for the quarter ended March 31, 2004 from $9.7 million for the quarter ended March 31, 2003.  Gross profit margins increased to 16.5% for the quarter ended March 31, 2004 from 15.7% for the quarter ended March 31, 2003.

The increase in gross profit of 51.6% as compared to an increase in sales of 44.1% reflects an improvement in gross profit margins as a result of improvements in business process efficiency by the Company.

Selling, General and Administrative Costs (SG&A)

SG&A costs increased $2.2 million or 25.4% to $10.6 million for the quarter ended March 31, 2004 from $8.5 million for the quarter ended March 31, 2003.  The increase in SG&A relates to variable expenses such as performance pay incentives to employees, vehicle expenses and agents commissions which are a result of the 44.1% increase in sales, and the improvement in profitability.

Income (Loss) before Income Taxes

Income before income taxes improved $2.6 million to $2.8 million for the quarter ended March 31, 2004 from $131,000 for the quarter ended March 31, 2003.  The improvement is a result of an increase in gross profit of $5.0 million offset by an increase of $2.2 million of SG&A costs.  The $27.2 million increase in sales resulted in an incremental flow through of 9.7%.

Income Taxes

The Company's effective tax rate for the quarter ended March 31, 2004 was 42.56% as compared to an effective tax rate of 102.29% for the quarter ended March 31, 2003.  The Company's combined federal and provincial tax rate for the first quarter of 2004 was 37.06% as compared to 37.47% for the first quarter of 2003.

Income (Loss) from Continuing Operations

Income from continuing operations for the quarter ended March 31, 2004 was $1.6 million, compared to a loss of $3,000 for the quarter ended March 31, 2003.  The $27.2 million increase in sales resulted in an incremental flow through of 5.8%.

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Discontinued Operations

On March 31, 2004, the Company sold its 50% interest in Brittania Industries Inc.for cash proceeds of $961,000.  No gain or loss on disposition resulted from this transaction.

Loss from discontinued operations for the quarter ended March 31, 2004 was $27,000 as compared to a loss of $59,000 for the quarter ended March 31, 2003.

Net Income (Loss) and Net Income (Loss) per Share

Net income for the quarter ended March 31, 2004 was $1.6 million or $0.09 per share (diluted) as compared to a net loss of $62,000 or a loss of $0.00 per share (diluted) for the quarter ended March 31, 2003.

Summary of Quarterly Financial Data

Unaudited
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
	2002	2002	2002	2003	2003	2003	2003	2004
	(thousands of Canadian dollars except per share data)

Sales	56,103	61,113	59,714	61,798	54,807	67,533	72,987	89,032

Net income (loss) from continuing operations	(902)	(258)	(568)	(3)	(297)	404	1,196	1,587
Brittania	(238)	(110)	(130)	(60)	(180)	(112)	(175)

Loss from discontinued operations	(174)	(92)	(110)	(59)	(179)	(97)	(544)	(27)

Net income (loss)	(1,076)	(350)	(678)	(62)	(476)	307	652	1,560

Net income (loss) per share from continuing operations
Basic and diluted	$(0.05)	$(0.02)	$(0.03)	$(0.00)	$(0.02)	$0.02	$0.07	$0.09

Net income (loss) per share
Basic and diluted	$(0.07)	$(0.02)	$(0.04)	$(0.00)	$(0.03)	$0.02	$0.03	$0.09

The Company's sales are affected by weather conditions.  As warm weather returns in the spring (April/May of each year), the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  As a result, the first and fourth quarters typically represent the highest sales activity for the Company.  Sales levels drop dramatically during the second quarter until such time as the roads have dried and road bans have been lifted.

Sales for the first quarter of 2004 exceeded both Q3 and Q4 2003 reflecting continued improvement in the Company's value offering to the marketplace and an increase in acitivity levels.

Sales increased by 22% to $89.0 million for the quarter ended March 31, 2004 compared to $73.0 for the quarter ended December 31, 2003.

Net income from continuing operations was $1.6 million or $0.09 per share diluted for the quarter ended March 31, 2004 compared to $1.2 million or $0.07 per share (diluted) for the quarter ended December 31, 2003.

Net income was $1.6 million or $0.09 per share (diluted) for the quarter ended March 31, 2004 compared to $652,000 or $0.03 per share (diluted) for the quarter ended December 31, 2003.  The $16.0 million increase in sales resulted in a net income improvement of $908,000 or an incremental flow through of 5.7%.

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Liquidity and Capital Resources

For the three months ended March 31, 2004 CE Franklin generated $2.8 million in cash flow from operating activities before net change in non-cash working capital balances and $961,000 from proceeds on the sale of its 50% interest in Brittania.  This was offset by a $7.4 million net increase in working capital, which includes a $4.9 million reduction in cash and cash equivalents, $178,000 in capital and other expenditures and $105,000 in repayments of capital leases.  This resulted in a $4.0 million increase in the Company's bank operating loan to $27.3 million as at March 31, 2004 from $23.4 million as at December 31, 2003.

The Company's profitability and liquidity is dependent upon the level of capital spending by E&P companies in the western Canadian sedimentary basin.  These activity levels are cyclical and driven by economic and political events that are described in more detail in the Risk and Uncertainties section below.  The Company mitigates the cyclical nature of its business by adjusting its SG&A costs.

Q1 represents the busiest quarter of the year for the Company.  As a result, accounts receivable and inventories increase resulting in an increase in the bank operating loan.  Activity levels will decrease during Q2, and as a result outstanding accounts receivable will be collected and the proceeds used to reduce the bank operating loan

CE Franklin finances its non-cash working capital requirements, accounts receivable, inventories and accounts payable and accrued liabilities with its bank-operating loan.  The Company's borrowing capacity under its bank operating loan is dependent on maintaining compliance with certain financial covenants and a borrowing base formula applied to accounts receivable and inventories.  As at March 31, 2004, the Company was well within the covenant compliance thresholds and was able to draw up to $35 million against its bank operating line based on the borrowing base formula.

The Company will fund capital expenditures from cash flow from operating activities before net change in non-cash working capital, and capital leases, where available.  Other than standard upgrades to its enterprise and eCommerce systems, the Company does not expect significant capital expenditures in the next several years.  CE Franklin's total capitalization (financed debt plus equity) as at March 31, 2004 was comprised of debt of 36.0% versus 33.4% as at December 31, 2003 and equity of 64.0% as at March 31, 2004 and 66.6% as at December 31, 2003.

For the quarter ended March 31, 2004 accounts receivable increased $16.1 million or 35.1% to $61.9 million from $45.8 million at December 31, 2003.  The increase in accounts receivable reflects an increase in sales to $89.0 million during the first quarter of 2004 as compared to $73.0 million for the fourth quarter of 2003.

Average Days Sales Outstanding (DSO) were 52.5 days in the first quarter of 2004 as compared to 50.2 days in the first quarter of 2003.  Trade accounts receivables are tightly managed by the Company with daily calls to customers to solve payment issues.  In addition, the Company's accounts receivable team works closely with customers to help simplify payment and approval processes.

Total inventory for the Company increased 8.7% to $52.2 million as at March 31, 2004 as compared to $48.1 million as at December 31, 2003.  The increase in inventory levels is in response to increased activity levels during the first quarter of 2004.  The Company has increased its inventory of high turning items in anticipation of increased activity levels for the remainder of 2004.

CE Franklin measures inventory efficiency using an annualized inventory turns calculation.  Annualized inventory turns were 5.7 times in the first quarter of 2004 compared to 5.4 times in the first quarter of 2003.

Accounts payable and accrued liabilities have increased $8.2 million to $52.3 million as at March 31, 2004 as compared to the previous quarter.  The increase reflects increased inventory purchases due to higher activity levels during Q1 2004, as compared to the previous year, coupled with the increase in inventory levels at the end of the quarter described above.

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Property and equipment decreased 8.6% to $7.6 million as at March 31, 2004 from $8.3 million as at December 31, 2003.  This decrease reflects amortization expense of $1.0 million offset by capital expenditures of $175,000.

On July 31, 2003, CE Franklin negotiated a new $35.0 million demand operating loan facility with the RBC Royal Bank.  Amounts drawn against this facility bear interest at Canadian prime plus 1%.  The maximum amount available under this facility is based on a borrowing base formula applied to accounts receivable and inventories.  At March 31, 2004, CE Franklin had $27.3 million drawn against this $35.0 million credit facility.  In management's opinion, this facility, together with cash flows from operating activities before net changes in non-cash working capital balances, is considered sufficient to finance its current and foreseeable operating needs.

Contractual Obligation and Commitments and Contingencies

There have been no material changes in any contractual obligations and commitments and contingencies since the year ended December 31, 2003.

As at March 31, 2004 the Company had issued and outstanding letters of credit totaling $2.4 million to secure offshore inventory purchases.

Off-Balance Sheet Arrangements

The Company has not engaged in off-balance sheet financing arrangements through special purpose entities.

Transactions with Related Parties

The Company is the exclusive distributor of bottom hole pump production equipment manufactured by a subsidiary of its principal shareholder Smith International.  Smith International owns 55.1% of the Company's outstanding common shares.  The transactions with the principal shareholder are in the normal course of business and at commercial rates.  On February 17, 2004 Smith International was granted an irrevocable option, for two years, to purchase common shares of the Company at market value such that its interest in the Company would not be diluted.

Critical Accounting Estimates

There have been no material changes since the year ended December 31, 2003.

Change in Accounting Policies

Effective January 1, 2004, the Company adopted prospectively, the Canadian Institute of Chartered Accountants guideline for "Hedging Relationships".  The Company utilizes foreign currency exchange contracts with financial institutions to fix the value of liabilities or future commitments.  These foreign currency exchange contracts are not designated as hedges for accounting purposes.  The value of the contract is marked to market and the change in the value is recognized in the Statements of Operations.

Financial and Other Instruments

The Company is exposed to market risks from changes in interest rates and foreign exchange rates.  The Company will enter into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities on future commitments.  The Company entered into such contracts in the first quarter of 2004.  As at March 31, 2004 there was an outstanding contract for $2.2 million and no contracts were outstanding as at December 31, 2003.

The Company has exposure to interest rate fluctuations on its demand bank operating loan.  The Company has, in the past, entered into interest rate contracts to hedge its interest rate risk associated with the demand operating loan.  No such contracts were in place for the first quarter of 2004 or 2003.  The Company does not use financial instruments for speculative purposes.

The Company booked a loss on exchange of $19,000 related to the outstanding foreign currency contract described above.  As at March 31, 2004 there were no unrecognized gains or losses associated with the above instruments.

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Other Items

The Company's Annual Report Form 20-F for the year ended December 31, 2003 is available on SEDAR at www.sedar.com.

CE Franklin has authorized an unlimited number of common shares with no par value.  As at March 31, 2004 the Company had 17,178,696 common shares outstanding.

The Board of Directors may grant options to purchase up to 2,240,925 common shares.  As of March 31, 2004, options to purchase 1,744,039 common shares were outstanding at an average exercise price of $3.93 per common share.

Risks and Uncertainties

CE Franklin's financial performance may be influenced favorably or adversely by certain external factors, as described below:

Fluctuations in oil and gas prices could affect the demand for CE Franklin's products and services and, therefore, CE Franklin's revenues, cash flows and profitability.  CE Franklin's operations are materially dependent upon the level of activity in oil and gas exploration and production.  Both short-term and long-term trends in oil and gas prices affect the level of such activity.  Oil and gas prices and, therefore, the level of drilling, exploration and production activity can be volatile. Factors that can cause price fluctuations include:

  relatively minor changes in the worldwide supply of and demand for oil and natural gas;

  the ability of the members of the Organization of Petroleum Exporting Countries ("OPEC") to maintain price stability through voluntary production limits;

  the level of production by non-OPEC countries;

  North American demand for gas;

  general economic and political conditions; and

  the presence or absence of drilling incentives such as Canadian provincial royalty holidays, fluctuation in the value of the Canadian dollar, availability of new leases and concessions and government regulations regarding, among other things, export controls, environmental protection, taxation, price controls and product allocation.

Worldwide military, political and economic events, including initiatives by OPEC, affect both the demand for, and the supply of, oil and gas.  Fluctuations during the last few years in the demand and supply of oil and gas have contributed to, and are likely to continue to contribute to, price volatility.  CE Franklin believes that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity.  This would likely result in a corresponding decline in the demand for CE Franklin's products and services and could have a material adverse effect on CE Franklin's revenues, cash flows and profitability.  There can be no assurances as to the future level of demand for CE Franklin's products and services or future conditions in the oil and gas and oilfield supply industries.

Adverse weather conditions could temporarily decrease the demand for CE Franklin's products and services.  CE Franklin's financial performance is tied closely to the seasonality of drilling activity.  Higher drilling activity in Canada is generally experienced in the winter months.  In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws.  To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin's customers to access their oil and gas wells, then the demand for CE Franklin's products and services would temporarily decrease and the Company's revenues, cash flows and profitability would be adversely affected.

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CE Franklin operates in a highly competitive industry, which may adversely affect CE Franklin's revenues, cash flows and profitability.  The Canadian oilfield supply industry in which CE Franklin operates is very competitive.  The Company believes that its future profitability is partially influenced by competitive factors beyond its control, including:

  the ability of some customers to purchase oilfield supplies and tubular products directly from the manufacturer rather than from independent oilfield supply distributors and brokers;

  the ability for new brokers and distributors to enter the Distribution business if the oil and gas industry were to experience significant growth in drilling activity;

  price competition among major supply companies; and

  cost of goods not being subject to competitive pressures due to the ability of manufacturers of certain products to hold or increase the prices of products due to such factors as raw material shortages.

CE Franklin and its largest competitors generally operate at low profit margins due to price competition.  Price competition is due in part to consumer price pressure, in addition to the major supply companies competing for the same business.

The loss of CE Franklin's major supplier for its tubular products could adversely affect the Company's revenue and gross profit.  A portion of CE Franklin's business is the sale of tubular products that are primarily obtained from one supplier.  Although the Company believes that it has historically had and continues to have a good relationship with its supplier, there can be no assurance that such relationship will continue.  In the event the Company is unable to source tubular products from its existing supplier, then CE Franklin would need to search for an alternate supplier of these goods.  Such suppliers are available domestically and internationally.

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CE Franklin Ltd.
Interim Statements of Operations
(Unaudited)

Three Months Ended March 31
(in thousands of Canadian dollars, except per share data)	2004	2003

Sales	89,032	61,798
Cost of sales	74,345	52,112
Gross profit	14,687	9,686

Other expenses (income)
Selling, general and administrative expenses	10,604	8,454
Amortization	1,044	1,010
Interest expense	341	225
Foreign exchange gain	(52)	(118)
Other income	(13)	(16)
	11,924	9,555

Income before income taxes	2,763	131
Income tax expense (recovery)
Current	1,398	181
Future	(222)	(47)
	1,176	134

Income (loss) from continuing operations	1,587	(3)
Loss from discontinued operations (note 5)	(27)	(59)

Net income (loss) for the period	1,560	(62)

Net income (loss) per share from continuing operations (note 4)
Basic and diluted	0.09	0.00
Net income (loss) per share
Basic and diluted	0.09	0.00
Weighted average basic number of
shares outstanding	17,178,696	17,178,696

CE Franklin Ltd.
Interim Balance Sheets
(Unaudited)

	March 31	December 31
(in thousands of Canadian dollars)	2004	2003

ASSETS
Current assets
Cash	-	4,881
Accounts receivable	61,920	45,843
Inventories	52,217	48,054
Other	1,527	887
Assets held from discontinued operations	-	926
	115,664	100,591
Property and equipment	7,570	8,279
Goodwill	7,765	7,765
Other	285	300
Assets held from discontinued operations	-	697
	131,284	117,632
LIABILITIES
Current liabilities
Bank overdraft	827	-
Bank operating loan	27,331	23,368
Accounts payable	30,838	27,996
Accrued liabilities	21,454	16,068
Current portion of long-term debt	290	369
Liabilities from discontinued operations	-	644
	80,740	68,445
Long-term debt	101	127
Future income taxes	1,191	1,413
Liabilities from discontinued operations	-	19
	82,032	70,004
SHAREHOLDERS' EQUITY
Capital stock	19,268	19,268
Contributed surplus	13,666	13,602
Retained earnings	16,318	14,758
	49,252	47,628
	131,284	117,632

CE Franklin Ltd.
Interim Statements of Cash Flows
(Unaudited)

Three Months Ended March 31
(in thousands of Canadian dollars)	2004	2003

Cash flows from operating activities
Income (loss) from continuing operations	1,587	(3)
Items not affecting cash -
Amortization	1,044	1,010
Gain on disposal of property and equipment	(9)	(8)
Future income tax recovery	(222)	(47)
Increase in inventory write-downs	293	319
Stock options granted	64	-
	2,757	1,271
Net change in non-cash working capital balances
related to operations -
Accounts receivable	(16,077)	(4,141)
Income taxes recoverable	-	142
Inventories	(4,601)	1,556
Other current assets	(640)	54
Accounts payable	2,842	1,021
Accrued liabilities	5,386	871
Net cash flow from continuing operations	(10,333)	774
Net cash flow from discontinued operations	(26)	(792)
	(10,359)	(18)
Cash flows from financing activities
Increase (decrease) in bank operating loan	3,963	(5,400)
Increase in bank overdraft	827	5,043
Decrease in long-term debt	(105)	(70)
	4,685	(427)
Cash flows from investing activities
Purchase of property and equipment	(175)	(94)
Proceeds on disposal of property and equipment	9	15
Proceeds on sale of 50% interest in Brittania Industries Inc.	961	538
Net cash flow from continuing operations	795	459
Net cash flow from discontinued operations	(2)	(14)
	793	445
Change in cash and cash equivalents during the period	(4,881)	-
Cash and cash equivalents - Beginning of period	4,881	-
Cash and cash equivalents - End of period	-	-
Cash paid during the period for:
Interest on bank operating loan	350	258
Interest on long-term debt	5	12
Income taxes	1,799	-

CE Franklin Ltd.
Interim Statement of Changes in Shareholders' Equity
(Unaudited)
	Capital Stock
	Number of		Contributed	Retained	Shareholders'
(in thousands of Canadian dollars, except share amounts)	Shares	$	surplus	earnings	equity

Balance - December 31, 2002	17,178,696	19,268	13,566	14,337	47,171
Net loss	-	-	-	(62)	(62)
Balance - March 31, 2003	17,178,696	19,268	13,566	14,275	47,109

Balance - December 31, 2003	17,178,696	19,268	13,602	14,758	47,628
Stock options granted	-	-	64	-	64
Net income	-	-	-	1,560	1,560
Balance - March 31, 2004	17,178,696	19,268	13,666	16,318	49,252

CE Franklin Ltd.
Notes to Financial Statements (Unaudited)

Note 1 - Accounting policies

These interim financial statements are prepared following accounting policies consistent with the Company's consolidated financial statements for the years ended December 31, 2003 and 2002, except as described in note 2.  These financial statements are in accordance with generally accepted accounting principles in Canada.  Certain comparative figures have been reclassified to conform with the current period's presentation.

The disclosures provided below are incremental to those included in the annual audited financial statements. The interim financial statements should be read in conjunction with the annual audited consolidated financial statements and the notes thereto for the year ended December 31, 2003.

These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

Note 2 - Basis of presentation

On March 31, 2004, the Company sold its remaining 50% interest in Brittania Industries Inc. for cash proceeds of $961,000.

On January 31, 2003, the Company transferred the property and equipment and operations of its compression operations into a wholly owned subsidiary, Brittania Industries Inc..  Subsequently, a 50% interest in Brittania was sold for cash proceeds of $538,000.

Note 3 - Changes in accounting policy

Effective January 1, 2004, the Company adopted prospectively, the Canadian Institute of Chartered Accountants Guideline for "Hedging Relationships".  The Company utilizes foreign currency exchange contracts with financial institutions to fix the value of liabilities or future commitments.  These foreign currency exchange contracts are not designated as hedges for accounting purposes.  The value of the contract is marked to market and the change in the value is recognized in the statements of operations.

Effective January 1, 2003, the Company adopted prospectively, the fair value method of accounting for common share options granted.  Under this method, the Company recognizes compensation expense based on the fair value of the options on the date of grant which is determined by using the Black-Scholes options-pricing model.  The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus.  The contributed surplus balance is reduced as options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock.

No compensation expense is recorded for stock options awarded prior to January 1, 2003 as the Company has continued to apply the intrinsic method of accounting for stock options granted.  The consideration paid by option holders on the exercise of these options is and will be credited to capital stock.

Note 4 - Share data

At March 31, 2004 the Company had 17,178,696 common shares and 1,744,039 options to acquire common shares outstanding.  785,366 of those options were currently vested and exercisable.  There were no common share options granted in the first quarter of 2004.  The compensation expense recorded in the first quarter of 2004 for common share options granted subsequent to December 31, 2002 was $64,000.

For all stock options issued prior to January 1, 2003 the Company applied the intrinsic method of accounting for common share options granted to employees, officers and directors.  Accordingly, no compensation expense has been recognized in the Statements of Operations.  Had compensation cost been determined on the basis of fair values, net income for the quarter ended March 31, 2004 would have decreased by $199,000 or $0.01 per common share.

Note 5 - Discontinued operations

On March 31, 2004, the Company sold its 50% interest in Brittania Industries Inc. for cash proceeds of $961,000.  No gain or loss on disposition resulted from the transaction.  The proceeds from this transaction were used to reduce the Company's bank operating loan.  The results of discontinued operations for the quarter ended March 31 were as follows:

(in thousands of dollars)	March 31, 2004	March 31, 2003
Sales	444	1,181
Loss before income taxes	(63)	(98)
Income tax expense (recovery)	(36)	(39)
Loss for the quarter	(27)	(59)